UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL
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SEC FILE NUMBER 000-10065
CUSIP NUMBER
007486 103

[ x ] Form 10-K    [   ] Form 20-F    [   ] Form 11-K

[   ] Form 10-Q    [   ] Form 10-D    [   ] Form N-SAR    [   ] Form N-CSR

For Period Ended: December 31, 2009

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Advance Nanotech, Inc.
Full Name of Registrant

Former Name if Applicable

400 Rella Blvd, Suite 160
Address of Principal Executive Office (Street and Number)

Montebello, NY 10901
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and auditor review of the information required to be presented in the Form 10-K for the period ending December 31, 2009 cannot be completed by March 31, 2010, without undue hardship and expense to the Registrant. The Registrant anticipates that it will file its Form 10-K within the extension period provided by Securities Exchange Act Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jon Buttles	212	583-0080
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ x  ] Yes [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that the Company will report a net income of approximately $4.7 million for the year ended December 31, 2009 as compared to a net loss of $4.1 million for the year ended December 31, 2008.

In November and December 2009, Owlstone Nanotech, Inc. (“Owlstone”), a previous majority owned subsidiary, sold shares of its common stock in private placements to qualified investors reducing the Company’s ownership interest from 82.17% to 37.81%.  As such, the Company deconsolidated Owlstone Nanotech, Inc as of October 2009, the date a controlling financial interest was lost.  Operations and cash flow of Owlstone Nanotech, Inc.  for the current period of control (from January 1, 2009 through October 31, 2009), year ended December 31, 2008 and from date of acquisition of Owlstone Nanotech, Inc. through October 31, 2009 have been eliminated from the accounts of the Company’s ongoing operations and major classes of assets and liabilities (prior years) related thereto have been segregated as discontinued operations.

In accordance with Accounting Standards Codification subtopic 810-10, Consolidation, the Company recognized a gain on re-measurement of investment of subsidiary of $6,828,587 comprised of the difference between the carrying value of the investment in Owlstone Nanotech, Inc and the pro rata fair value of the investment of Owlstone after Owlstone sold shares of its common stock.

Management anticipates that the Auditor’s report on the Company’s financial statements will again express doubt about the Company’s ability to continue as a going concern.  The audit report filed with our Form 10-K for the fiscal year ended December 31, 2008 also expressed doubt about the Company’s ability to continue as a going concern.

Advance Nanotech, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2010	By:	/s/ Jon Buttles
Jon Buttles
	Title:	Principal Executive Officer, Principal Financial Officer & Director

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